

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2018

Darrin R. Uecker
President and Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

> **Re: Pulse Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 25, 2018**
> **File No. 333-227974**

Dear Mr. Uecker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Andrew D. Hoffman, Esq.